Contact

www.linkedin.com/in/richardmartin-able360 (LinkedIn)

Top Skills

Underwriting

Insurance

Litigation

Richard Martin

COO / CFO at Beuhi and CEO Execution360

Los Angeles, California, United States

Summary

Rick is an advisor and consultant to business owners within high growth organizations that are typically $1M - $50M in annual revenue. In addition, he works with the boards of several non-profits.

Since 2014, his primary focus has been in helping clients align their strategy throughout their organization, and then to drive execution and change management long-term. In addition, Rick helps organizations to develop the financial, operational and human capital infrastructure needed to deliver on the organization's objectives.

Rick is the developer of the 360 Business and Technology Platform, which integrates a visual SAAS method of creating and implementing strategy with a guided process to ensure execution and ongoing adjustments. In addition, he is the author of the 2020 Research Report "Delivering Performance: What are the key predictors of success for small to medium-sized businesses?"

In 2009 Rick co-founded Sonoma Risk Management, where the organization developed a first of its kind and patent pending insurance product. The Company was able to raise capital, expand operations nationally and was eventually sold to a publicly traded Argo Group.

Rick has over 20+ years of experience scaling companies and growing sales in strategic, financial and operational roles and has been apart of several capital raises and company exits. Client engagements in Los Angeles, New York, Chicago, Vancouver and Germany within industries such as software/technology, entertainment, financial services, exploration, health and wellness, and healthcare.

Experience

Beuhi
COO / CFO
August 2022 - Present (1 year 9 months)
New Jersey, United States

Incubated within the 1871 Venture Innovation Hub: Cannabis Innovation Lab

An at-home confectionary counter-top appliance where in under an hour, consumers can create reliable and consistent botanical-infused gummies, chocolates, or hard candies, from a device that is secure, discreet, and stylish; compatible with their preferred inputs, and customizable to desired dosage and quantity outputs.

Execution360.com
CEO
January 2014 - Present (10 years 4 months)
Greater Los Angeles Area

ABLE360 supports clients on strategy design, implementation, execution, human capital performance, financial management, software development and project management.   The Company has a technology platform (ABLE360) that helps companies to visualize, align and execute on strategic goals and objectives. Client engagements in Los Angeles, New York, Chicago, Vancouver and Germany within industries such as entertainment, financial services, space exploration, retail, health and wellness, and healthcare.

Theramedia, LLC
Advisor To Chief Executive Officer
November 2016 - October 2021 (5 years)

Theramedia, LLC. Is dedicated helping people deal with life's challenges.

The Company combines the power of media (- audio, video, narration, text, melody, tempo, etc)
with psychology, theology, and traditions to create content that helps people. The assets of Theramedia were sold to World Wide Success Media.

Argo Group
5 years 8 months

Senior Vice President (Argo Group)
December 2012 - December 2013 (1 year 1 month)
Greater Los Angeles Area

The Argo Group purchased Sonoma Risk in 2012 (ticker symbol AGII).

Co-Founder / COO (Sonoma Risk Management)
May 2008 - December 2012 (4 years 8 months)
Greater Los Angeles Area

I am part of the founding and executive team that designed a new insurance program, raised series A capital, secured Zurich as the carrier, expanded sales nationwide, and ultimately sold the Company to Argo.

Ticket Exchange Systems
Vice President of Finance and Operations
May 2005 - May 2008 (3 years 1 month)
Pasadena, CA

Company developed the first online comparison shopping engine for events and ticketing and the technology eventually became the event tickets backend for a top national website. The company was sold to a private company. I led the capital raise as well as oversaw all finance and operations.

Executive Compensation Solutions, LLC
Marketing Associate & Business Operations
March 2000 - April 2005 (5 years 2 months)
Glendora, California

Responsible for all day-to-day operations, budgeting, process management, financial reporting and coordination of the management operating committee. Developed and implemented a management system that helped drive 400% revenue growth and profitability.

Computer Voice Dictation Solutions, Inc
Sales & Product Manager
1998 - 2000 (2 years)

CVDS was on the cutting edge creating voice activated electronic medical records and medical language models. Clients were within the healthcare (large hospitals units and physician practices) and legal (law firms) verticals.

Education

University of California, Riverside - A. Gary Anderson Graduate School of Management
MBA - Finance, Marketing and Entrepreneural Management · (2001 - 2003)

Bentley University
Business School. BS, Business Communications · (1994 - 1998)

Blair Academy

High School Diploma · (1990 - 1994)